EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2021. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

At 30 June 2021
Capitalisation	£m

Equity
Ordinary shareholders’ equity	45,761
Other equity instruments	5,906
Non-controlling interests	219
Total equity	51,886

Indebtedness
Subordinated liabilities	13,527
Debt securities
Debt securities in issue	81,268
Liabilities held at fair value through profit or loss	6,856
Total debt securities	88,124
Total indebtedness	101,651

Total capitalisation and indebtedness	153,537
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 June 2021, all indebtedness was unsecured except for £24.3 billion of securitisation notes and covered bonds and £1.7 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of subordinated liabilities since 30 June 2021.
There has been no material change in the information set forth in the table above since 30 June 2021.